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                                                                       EXHIBIT 7
                       ACTION BY WRITTEN CONSENT OF THE
                   LONG-TERM STOCK INCENTIVE PLAN COMMITTEE


     The undersigned, constituting the sole member of the Long-Term Stock Incentive Plan Committee (the "Committee") of the Board of Directors of Axsys Technologies, Inc. a Delaware corporation (the "Company"), does hereby consent to the adoption of the resolutions hereinbelow set forth.

     WHEREAS, an option (the "Option") to acquire 8,400 shares (the "Option Shares") of common stock of the Company was granted by the Committee as of September 30, 1991, to Stephen W. Bershad (the "Optionee") at an exercise price of $4.15 per share and having an original term ending on September 29, 1996

     WHEREAS, it was the intention of the Committee and the Company prior to September 29, 1996 that the Option continue for a term longer than five years; and

     WHEREAS, under the terms of the Company's Long-Term Stock Incentive Plan (the "Plan"), the Committee has the power to exercise such powers and to perform such acts as it deems necessary and advisable to promote the best interests of the Company with respect to the Plan.

     BE IT RESOLVED, that (i) the Committee hereby gives effect to its intention to extend the term of the Option until September 29, 2001, (ii) the Option be exercisable as to 40% of the Option Shares at any time after September 29, 1997, as to an additional 30% of the Option Shares at any time after September 29, 1998 and as to an additional 30% of the Option Shares at any time after September 29, 1999, and (iii) all other terms and conditions of the Option shall remain in full force and effect without modification.

     WHEREAS, the Committee believes it is in the best interests of the Company to grant to each employee and director of the Company listed on Annex A hereto (collectively, the "Grantees") an Incentive Stock Option under the Plan (a "New Option") to acquire the number of shares of Common Stock of the Company set forth opposite each such Grantee's name on Annex A hereto; and

     WHEREAS the closing bid price per share of Common Stock on February 11, 1997, as reported on the NASDAQ National Market, was $15 per share (the "Closing Per Share Price").
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     BE IT RESOLVED, that the Committee hereby grants to each Grantee a New
Option, to acquire the number of shares of Common Stock set forth opposite his name on Annex A hereto, on substantially the terms set forth in the form of option agreement previously authorized under the Plan, having an exercise price per share equal to the Closing Per Share Price and a term of ten years; provided that the New Option granted to Mr. Bershad shall have a term of five years and an exercise price equal to 110% of the Closing Per Share Price; and provided further that the New Options granted to Messrs. Fiorelli and Fried shall vest immediately.


     IN WITNESS WHEREOF, the undersigned has executed this Consent as of the 11th day of February, 1997.

/s/ Anthony J. Fiorelli, Jr.
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Anthony J. Fiorelli, Jr.